APTERA MOTORS CORP.

FINANCIAL STATEMENTS

December 31, 2019

Together with
Independent Auditors' Report

Aptera Motors Corp.
Index to Financial Statements

dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders
of Aptera Motors Corp.

Report on the Financial Statements
We have audited the accompanying financial statements of Aptera Motors Corp. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' deficit, and cash flows for the period from March 4, 2019 ("Inception") to December 31, 2019, and the related notes to the financial statements (the "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will need additional capital resources, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aptera Motors Corp. as of December 31, 2019, and the results of its operations and its cash flows for the period from Inception to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
September 3, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

APTERA MOTORS CORP.
BALANCE SHEET

	December 31, 2019
Assets	
Current assets:	
Cash	$ 190,382
Total current assets	190,382
Property and equipment, net	8,355
Total assets	$ 198,737
Liabilities and Stockholders' Deficit	
Current liabilities:	
Accounts payable	$ -
Total current liabilities	-
Simple Agreements for Future Equity ("SAFE")	223,124
Total liabilities	223,124
Commitments and contingencies (Note 4)	-
Stockholders' Deficit:	
Class A Common Stock, $0.0001 par value, 2,500,000 shares authorized, 1,500,000 shares issued and outstanding	150
Class B Common Stock, $0.0001 par value, 2,500,000 shares authorized, 0 shares issued and outstanding	-
Additional paid-in capital	199,950
Accumulated deficit	(224,487)
Total stockholders' deficit	(24,387)
Total liabilities and stockholders' deficit	$ 198,737

See accompanying notes to the financial statements

APTERA MOTORS CORP.
STATEMENT OF OPERATIONS

	March 4, 2019 ("Inception") to December 31, 2019
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating Expenses -	
General, selling and administrative	140,329
Research and development	84,158
Total operating expenses	224,487
Operating loss	(224,487)
Net loss	$ (224,487)

See accompanying notes to the financial statements

APTERA MOTORS CORP.
STATEMENT OF STOCKHOLDERS' DEFICIT

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
March 4, 2019 ("Inception")	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Founder shares	1,000,000	100	-	-	-	-	100
Sale of common stock	500,000	50	-	-	199,950	-	200,000
Net loss	-	-	-	-	-	(224,487)	(224,487)
December 31, 2019	1,500,000	$ 150	-	$ -	$ 199,950	$ (224,487)	$ (24,387)

See accompanying notes to the financial statements

APTERA MOTORS CORP.
STATEMENT OF CASH FLOWS

	March 4, 2019 ("Inception") to December 31, 2019
Cash Flows from Operating Activities	
Net loss	$ (224,487)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	845
Amortization of SAFE issuance costs	16,735
Changes in operating assets and liabilities:	
Accounts payable	-
Net cash used in operating activities	(206,907)
Cash Flows from Investing Activities	
Purchase of property and equipment	(9,200)
Net cash used in investing activities	(9,200)
Cash Flows from Financing activities	
Proceeds from SAFE agreements	206,389
Proceeds from founders' shares	100
Proceeds from sale of common stock	200,000
Net cash provided by financing activities	406,489
Increase in cash and cash equivalents	190,382
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 190,382
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 ("Inception") in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California

The Company is developing an electric vehicle focused on efficiency. We intend to begin marketing this vehicle, collecting pre-orders for its sale, and to enter into the manufacture of this vehicle in the second half of 2020.

Risks and Uncertainties
The Company has only recently been formed, hasn't commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and debt issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

To date, COVID hasn't had a material impact on the Company's operations as we are currently in the early stages of the development of our initial vehicle. The future impact of COVID on the Company's operations cannot currently be determined.

Going Concern and Management's Plans
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our initial Regulation Crowdfunding and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The Simple Agreements for Future Equity ("SAFEs") are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2019, the fair value of these instruments is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets.

Simple Agreements for Future Equity
The Company has issued several SAFEs in exchange for cash financing. These funds have been classified as long-term liabilities, see Note 3.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm's length transactions with unrelated parties.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year end of December 31 and has yet to file any tax filings. The Company currently is not under examination by any tax authority.

As of December 31, 2019, the Company had deferred tax assets of $62,856 related to net operating loss carryforwards for which a full valuation allowance has been applied. In addition, the net operating loss carryforwards don't expire for federal purposes but expire in twenty years for state.

Research and Development
The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – SIMPLE AGREEMENT FOR FUTURE EQUITY

During the period from Inception to December 31, 2019, the Company entered into SAFE agreements with various investors in exchange for cash investments totaling $223,124 as of December 31, 2019. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

SAFE agreements become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) the sale price; B) the discount price for which equals price per shares sold times the discount rate of 100%. In the case of a liquidation event, SAFE holders are repaid at their option: a) cash payment equal to their investment amount, or b) the number of common shares equal to the purchase amount divided by the liquidity price for which means the price per share equal to $20,000,000 divided by the number of shares of capital stock immediately prior to the liquidity event.

In the case of a dilution event, the Company will pay first to the Senior Preferred Holders any amounts due and payable and then second an amount to the SAFE holders an amount equal to their investment amount. In addition, the Company has the option to repurchase the SAFEs within six months of issuance at the greater of: a) investment amount or b) the fair market value of the instrument as determined by a third-party valuation.

As of December 31, 2019, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a long-term liability until conversion occurs.

In addition, during the period from Inception to December 31, 2019, the Company paid commissions of $16,735, representing 7.5% of the gross SAFE proceeds, to a third-party provider.

Subsequent to December 31, 2019, the Company obtained an additional $274,168 in SAFE proceeds.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock
We have authorized the issuance of 2,500,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 1,000,000 shares of Class A common stock to its founders for $100. These shares have one vote for each Class A share held.

During the period from Inception to December 31, 2019, the Company sold 500,000 shares of our Class A common stock at a price of $0.40 per share for total proceeds of $200,000.

Subsequent to December 31, 2019, the Company sold 157,500 shares of Class A common stock for $2,100,000.

Class B Common Stock
We have authorized the issuance of 2,500,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from Inception to December 31, 2019, the Company paid a management chief executive officer $10,000.

NOTE 7 – SUBSEQUENT EVENTS

See Notes 3 and 5 for discussion of subsequent events.

The Company has evaluated subsequent events that occurred after December 31, 2019, through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.